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FORM 12b-25	SEC FILE NUMBER
001-04978

CUSIP NUMBER
NOTIFICATION OF LATE FILING	834256208

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: FEBRUARY 28, 2021

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Solitron Devices, Inc.
Full Name of Registrant

Former Name if Applicable

3301 Electronics Way
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33407
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Solitron Devices, Inc. (the "Company") previously planned to file its Annual Report on Form 10-K for the fiscal year ended February 28, 2021 (the "Annual Report") by June 1, 2021.

The Company completed its Form 10-K for the year ended February 29, 2020 during the quarter ended February 28, 2021 and its Form 10-Qs for the quarters ended May 31, 2020, August 31, 2020 and November 30, 2020 during the quarter ended May 30, 2021.

The Company is unable to timely file its Annual Report by the June 1, 2021 deadline due to (i) the delay in completing the Form 10-K for the year ended February 29, 2020 and the Form 10-Qs for the quarters ended May 31, 2020, August 31, 2020 and November 30, 2020 and as a result the corresponding delay in commencing the audit procedures for the year ended February 28, 2021 (ii) the manual nature of the Company's data and documentation, and (iii) the impact of the COVID-19 pandemic relating to personnel working on site and other pandemic related disruptions.

As a result, the Company is unable to file its Annual Report on Form 10-K in a timely manner without unreasonable effort or expense. The Company continues to work with the goal of filing the Annual Report within the fifteen day extension period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

TIM ERIKSEN	(561)	848-4311
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited net sales for fiscal 2021, fiscal year ending February 28, 2021, were approximately $10.5 million versus $9.2 million in fiscal 2020, fiscal year ending February 29, 2020. Cost of sales were $7.3 million in fiscal 2021 versus $7.8 million for fiscal 2020. Selling, general and administrative expenses were approximately $2.1 million for fiscal 2021 versus $2.1 million for fiscal 2020. Other income for fiscal 2021 was $0.2 million for fiscal 2021 versus $23,000 for fiscal 2020. Preliminary net income for fiscal 2021 is $1.4 million versus a net loss of ($0.6) million for fiscal 2020.

SOLITRON DEVICES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 01, 2021	By	/s/ Tim Eriksen
TIM ERIKSEN CHIEF EXECUTIVE OFFICER AND INTERIM CHIEF FINANCIAL OFFICER